Exhibit 14.1

BLUE LASER FUSION, INC.

CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

In addition to being bound by all of the provisions of the Code of Business Conduct and Ethics of Blue Laser Fusion, Inc. (the “Company”) and any other codes, policies, and procedures of the Company, the Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, Controller, persons performing similar functions, and key management employees (including other senior financial officers) who have been identified by the Board of Directors (the “Board”) (each, an “Officer,” and collectively, the “Officers”) are subject to the following additional specific policies contained in this Code of Ethics for Senior Financial Officers (this “Code”):

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The Officers are responsible for full, fair, accurate, timely, and understandable disclosure in the reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company. It is the responsibility of each Officer to promptly bring to the attention of the Chair of the Audit Committee (the “Audit Chair”) of the Board (or in the absence of an Audit Chair, the independent members of the Board) any material information of which he or she may become aware that is omitted from or misstated in the disclosures made by the Company in its public filings.

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Each Officer shall promptly bring to the attention of the Audit Chair (or in the absence of an Audit Chair, the independent members of the Board) any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls that could adversely affect the Company’s ability to record, process, summarize, and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures, or internal control over financial reporting.

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Each Officer shall act with honesty and integrity in the performance of his or her duties and shall comply with laws, rules, and regulations of federal, state, and local governments and other private and public regulatory agencies that affect the conduct of the Company’s business and the Company’s financial reporting.

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Each Officer shall promptly bring to the attention of the Audit Chair (or in the absence of an Audit Chair, the independent members of the Board) any information he or she may have concerning evidence of a material violation of the securities or other laws, rules, or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or any violation of this Code.

•	Each Officer shall maintain high standards of honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

Violations of this Code or any direction given by management or the Board in order to effect the provisions, goals, and aims of this Code will be viewed as a severe disciplinary matter that may result in disciplinary action, including termination of employment.

The Audit Committee of the Board (or in the absence of an Audit Committee, the independent members of the Board) shall consider any request for a waiver of this Code and any amendments to this Code and all such waivers or amendments shall be disclosed promptly as required by law.

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